


THE FOOD PEOPLE



Overview

- Investment Highlights
- Retail and Distribution Segment Profiles
- Vision
- Strategy
  - Retail and Distribution
  - Acquisitions

- Management Changes
- Key Company Initiatives
- Financial Overview
- Summary



Investment Highlights

- Strong regional food retailer and distributor, with significant growth opportunities as a result of:
  - Acquisition of retailers
  - Shift of business to higher margin segment of food industry
  - Synergies as a result of acquisition integration
  - Innovative grocery distribution marketing strategy

SPARTAN STORES, INC.
THE FOOD PEOPLE



Investment Highlights - Continued

- Restructured board and executive management team

- Strong market share positions in existing markets

- Adopting SFAS No. 142 will add materially to FY 2003 earnings

Retail Segment





Retail Segment - Continued

- $1.5 billion of pro forma revenues for the last 12 months

- Operates: 102 grocery stores and 25 deep discount food/drug combo stores
    - 37 stores throughout northern and central Michigan
    - 19 stores in metropolitan Grand Rapids, Michigan
    - 71 stores in southern Michigan, Toledo, Ohio and central Ohio markets

- Neighborhood market strategy has been an effective competitive approach against Meijer, Wal-Mart and Kroger



Retail Segment - Continued

- Grocery Store Format
    - Sizes range from 16,000 to 60,000 sq. ft.
    - Average 40,000 sq. ft.
    - Significant "niche" between 100,000+ sq. ft. supercenters and 10,000 sq. ft. convenience stores

- Food/Drug Combo Store Format
    - Sizes range from 10,000 to 50,000 sq. ft.
    - Average 29,000 sq. ft.
    - Niche marketing opportunity between the traditional supermarket and the drug store
    - Limited product assortment at a substantial discount

spartan stores, inc.
THE FOOD PEOPLE

Retail Segment - Continued

Retail store growth from 0 to 127 since January 1999

Number of Retail Stores



Metropolitan Market Share

Spartan's retail grocery stores have strong
market share in their specific markets



Spartan Stores, Inc.

Distribution Segment





Distribution Segments

<u>Grocery Distribution</u>

- $1.2 billion of pro forma revenues for the last 12 months

- Extensive private label offering (approximately 2,400 SKU's) generating higher margins

- Serve approximately 350 independent locations in Michigan, Indiana and Ohio

- Distribution facilities total approximately 2.1 million sq. ft. with locations in: Grand Rapids and Plymouth Michigan and Toledo, Ohio

Michigan Market Share

Spartan Stores supplied and owned grocery stores have a leading retail market share in Michigan





Distribution Segments - Continued

Convenience Distribution

- $902 million of revenues for the last 12 months

- Serve 6,600 locations in 8 states (Michigan, Georgia, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee and West Virginia)

- Distribution facilities total 340,000 sq. ft with locations in (Grand Rapids, Michigan; Gahanna, Ohio and Louisville, Kentucky)

SPARTAN STORES, INC.
THE FOOD PEOPLE



Company Vision

- A dominant regional food retailer operating neighborhood markets with the scale and efficiency of a self-distributing chain

- "Essential" to our distribution customers' success

- An industry leader in efficiency and profitability

Strategic Transformation -- Sales Mix

3rd Quarter





Retail Segment - Strategy

Neighborhood Market

- Capitalize on franchise established by acquisition targets, while delivering the scale and efficiencies of a self-distributing chain

- The alternative to the "supercenters" - points of difference
  - Convenient locations
  - Personalized service
  - Targeted merchandise selection recognizing unique demographics
  - Superior quality "branded" offerings
  - Deliver variety, quality, freshness and value to draw customers

spartan stores, inc.
THE FOOD PEOPLE



Retail Segment - Strategy

<u>Neighborhood Market</u> - Continued

- Promotional strategy
  - High/low promotional merchandising message
  - Comprehensive background pricing program
  - Enhance margin and sales by establishing "value" as the focus of marketing

- Expand successful multi-tiered private label program
  - Build brand and store loyalty
  - Higher margins

- New store program

- Common technology and best practices



Distribution Segment - Strategy

- Leverage strength as a top grocery and convenience store distributor to add value to our independent retail customers

- Leverage our relationships with our existing and future customers to provide a foundation for future growth

- Continue to rationalize products, services and operations to be the most cost effective distributor in markets served

- Establish common technology platform



Distribution Segment - Strategy

- Retail Marketing Network
    - Enhance sales and margin growth
    - Guaranteed execution to manufacturer leveraging our buying power
    - Reduces distribution and transportation costs
    - Increased impact of promotions across network
    - Reduced administrative cost for network participants

- Bridge between traditional distribution customers and acquired chains

spartan stores, inc.
THE FOOD PEOPLE



Acquisition Strategy

- A key element to earnings growth

- Acquisition criteria
  - Exit strategy of choice for independent grocery retailers operating neighborhood supermarkets
    in contiguous markets throughout the Midwestern United States
  - Profitable stores that can benefit from more efficient management and increased buying leverage
  - Accretive to earnings within 12 to 24 months

- Acquisitions will be targeted to add an additional 5%-10% revenue growth annually

Acquisition Strategy - History

	Acquisition Date	Number of Stores
Ashcraft's Market	January 1999	8
Family Fare Supermarkets	March 1999	13
Glen's Markets	May 1999	22
Great Day Food Centers	December 1999	3
Food Town	August 2000	71
Prevo's Family Markets	March 2001	10



Management Changes

Assembled additional talent to ensure success
- EVP and CFO (K-Mart)
- EVP of Sales and Marketing (Raley's)
- VP of Finance (SaraLee)
- VP of Spartan Retail Store Operations (H.E.B.)
- VP of Perishable Merchandising (Meijer)
- VP of Non-Perishable Merchandising (Safeway)
- Treasurer (Geisinger/Servistar)
- Director VP of Food Service Operations (H.E.B.)
- Director VP of Pharm Store Operations (Phar-Mor)
- Director of Category Mgmt. and Pricing (Grand Union)
- Senior Manager, Category Management (Von's Grocery)

SPARTAN STORES, INC.
THE FOOD PEOPLE



Corporate Structural Changes

- Stock Incentive/Stock Bonus Plan

- Inside ownership requirement

- Board composition

- Reorganization of merchandising function

- Dedicated resource for vendor contract negotiation

SPARTAN STORES, INC.
THE FOOD PEOPLE



Key Company Initiatives

- Ohio market strategy

- Category management

- Supply chain efficiencies

- Corporate cost reduction



Ohio Market Strategy

- Product-line review
  - Top 100 generic pharmacy items
  - Differentiated needs of neighborhood markets

- Improved pricing system
  - Expand on price image
  - More competitively priced on high visibility items



Ohio Market Strategy - Continued

- Store training program
  - Improved focus on customer service
  - Entrepreneurial spirit in store managers

- Labor scheduling system
  - Improved allocation of associates
  - Better service for our customers



Category Management

- Restructure of organization
  - VP of Non-Perishables/VP of Perishables
  - Alignment of replenishment buyers and category managers
    - More strategic view of category
    - Stronger focus on inventory control

- Focus on top 10 categories with greatest improvement potential

- Remainder of categories to be completed by 2nd Quarter 2004

spartan stores, inc.
THE FOOD PEOPLE



Supply Chain Efficiencies

- Distribution network reorganization

- Redesign perishables value chain

Financial Overview - Continuing Operations

Spartan has realized compound annual sales growth of 14.9%

(continuing operations $ in 000's)



Financial Overview - Continuing Operations

Spartan Stores realized 3.6% sales growth through the 3rd Quarter
(continuing operations $ in 000's)



Financial Overview - Continued

With compound annual EBITDA growth of 35.5%
(continuing operations $ in 000's)



Financial Overview - Continued

EBITDA declined 4.8% through 3rd Quarter
(continuing operations $ in 000's)



Financial Overview -- Pro Forma

Pro Forma 1999 thru Pro Forma 2002

(continuing operations $ in 000's)

Pro Forma Sales



Adjusted Pro Forma EBITDA



Financial Overview - FY 2002 and FY 2001

Combined Balance Sheet ($ in 000's)

	Jan, 5 2002	Mar. 31, 2001
Cash and Marketable Securities	$ 23,014	$ 43,555
Other Current Assets	315,704	280,124
Other Assets	186,866	191,876
Net Property & Equipment	271,545	285,988
Total Assets	$ 797,129	$ 801,543
Total Other Current Liabilities	$ 184,741	$ 205,580
Current Portion of Long-term Debt	33,704	38,478
Long-term Debt & Capital Lease Obligations	310,445	306,632
Other Long-term Liabilities	32,360	32,440
Total Shareholder's Equity	235,879	218,413
Total Liabilities & Shareholder's Equity	$ 797,129	$ 801,543

SPARTAN STORES, INC.
THE FOOD PEOPLE



Summary

- Accelerate sales and earnings growth through retail acquisitions

- Achieve synergies between retail and distribution operations

- Integrate, consolidate, and streamline operations

- Seize unique opportunities of leading regional market position

- Create long-term shareholder value

spartan stores, inc.
THE FOOD PEOPLE



Forward Looking Statements

This presentation contains forward-looking statements that involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Internal and external factors that might cause such a difference include, but are not limited to, competitive pressures among food retail and distribution companies, changes in the interest rate environment and general economic and market conditions, unanticipated difficulties assimilating and integrating acquisitions, unanticipated difficulties in retail operations, labor shortages or stoppages, and other factors described in the Spartan Stores' Annual Report on Form 10-K and other filings with the SEC. Spartan Stores disclaims any intention or obligation to update or revise any forward-looking statements.

spartan stores, inc.
THE FOOD PEOPLE



